UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Towers, John R.
   State Street Corporation
   225 Franklin Street
   Boston, MA  02110
2. Issuer Name and Ticker or Trading Symbol
   State Street Corporation
   STT
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/31/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice Presidenrt
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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                             |      |    |                  |   |           |3,209              |D     |                           |
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                             |      |    |                  |   |           |2,161(1)           |I     |401(k) Plan                |
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                             |      |    |                  |   |           |136                |I     |(2)                        |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Employee Stock Option (r|69.2813 |12/16|A(3)|34,900     |A  |12/16|12/15|Common Stock|34,900 |       |34,900      |D  |            |
ight to buy)            |        |/99  |    |           |   |/00- |/09  |            |       |       |            |   |            |
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                        |        |     |    |           |   |12/16|     |            |       |       |            |   |            |
                        |        |     |    |           |   |/02  |     |            |       |       |            |   |            |
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Employee Stock Option (r|18.6250 |9/15/|    |           |   |9/14/|9/14/|Common Stock|10,000 |       |            |   |            |
ight to buy)            |        |94   |    |           |   |99   |04   |            |       |       |            |   |            |
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Employee Stock Option (r|26.40625|6/20/|    |           |   |6/19/|6/19/|Common Stock|10,000 |       |            |   |            |
ight to buy)            |        |96   |    |           |   |01   |06   |            |       |       |            |   |            |
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Employee Stock Option (r|36.6250 |2/20/|    |           |   |12/19|2/19/|Common Stock|20,000 |       |            |   |            |
ight to buy)            |        |97   |    |           |   |/97- |07   |            |       |       |            |   |            |
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                        |        |     |    |           |   |12/19|     |            |       |       |            |   |            |
                        |        |     |    |           |   |/99  |     |            |       |       |            |   |            |
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Employee Stock Option (r|56.2500 |12/18|    |           |   |12/18|12/17|Common Stock|10,000 |       |            |   |            |
ight to buy)            |        |/97  |    |           |   |/98- |/07  |            |       |       |            |   |            |
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                        |        |     |    |           |   |12/18|     |            |       |       |            |   |            |
                        |        |     |    |           |   |/00  |     |            |       |       |            |   |            |
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Employee Stock Option (r|52.4375 |9/17/|    |           |   |9/17/|9/16/|Common Stock|15,000 |       |            |   |            |
ight to buy)            |        |98   |    |           |   |01-  |08   |            |       |       |            |   |            |
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                        |        |     |    |           |   |9/17/|     |            |       |       |            |   |            |
                        |        |     |    |           |   |03   |     |            |       |       |            |   |            |
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Employee Stock Option (r|67.4375 |12/17|    |           |   |12/17|12/16|Common Stock|38,500 |       |            |   |            |
ight to buy)            |        |/98  |    |           |   |/99- |/08  |            |       |       |            |   |            |
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                        |        |     |    |           |   |12/17|     |            |       |       |            |   |            |
                        |        |     |    |           |   |/01  |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) As of last plan statement. The plan accounts for interests in units of shares and a small amount of cash. As a result the number of underlying shares may fluctuate from time to time.
(2) The units were acquired under State Street Corporation's 401(k) Restoration and Voluntary Deferral Plan and wil be settled upon the reporting person's retirement.
(3) Employee stock option granted pursuant to State Street Corporation's 1997 Equity Incentive Plan exercisable in 33 1/3% installments over a 3-year period commencing December 16, 2000.
SIGNATURE OF REPORTING PERSON
/s/John R. Towers
DATE
1/12/00